UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

___________________

UNICAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

___________________

Delaware

(State or other jurisdiction of incorporation)

000-53148
(Commission File Number)	(I.R.S. employer identification No.)

305 Madison Avenue, Suite 1166

New York, NY 10165

Tel: (917) 591-2648

(Address and Telephone Number of Registrant)

___________________

Mr. William Tay

President and CEO

305 Madison Avenue, Suite 1166

New York, NY 10165

Tel: (917) 591-2648

 (Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

___________________

Common Stock, $.0001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

January 8, 2009

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

UNICAPITAL ACQUISITION CORP.

305 Madison Avenue, Suite 1166

New York, NY 10165

Tel: (917) 591-2648

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

January 8, 2009

GENERAL

This Information Statement is being delivered on or about January 8, 2009 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of UniCapital Acquisition Corp., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointments of new members to the Company's Board of Directors (the "Board").

On January 2, 2009, William Tay, the majority shareholder of the Company entered into a Share Purchase Agreement (the "Agreement") with Tai Pan Holding, Inc., which results in a restructuring of the Company's management, Board, and ownership.

Pursuant to the terms of the Agreement, on January 18, 2009 William Tay will sell 31,340,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Tai Pan Holding, Inc. As consideration for the purchase of the shares, Tan Pan Holding, Inc. will pay the sum of US$39,950 cash.

On January 18, 2009, in accordance with the Agreement, William Tay will resign as a director and officer and appoint Kheng Siang Lee, Cheng Yu Wang, Hoon Leum Goh and Eng Seng Tan as new directors of the Company. Kheng Siang Lee, Cheng Yu Wang, Hoon Leum Goh and Eng Seng Tan will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On January 8, 2009, there were 31,340,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 8, 2009, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

	Amount and Nature of
Name and, as	Beneficial	Percentage
appropriate, address of beneficial owner	Ownership	of Class (1) (3)

Kheng Siang Lee (2)	31,340,000	100%
99 S. Lake Ave., Suite 208
Pasadena, CA 91101

Tai Pan Holding, Inc. (2)	31,340,000	100%
99 S. Lake Ave., Suite 208
Pasadena, CA 91101

All Officers and	31,340,000	100%
Directors as a group

_____________________

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2) Kheng Siang Lee is an officer, director and controlling stockholder of Tan Pan Holdings, Inc., and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

(3) Based upon 31,340,000 shares issued and outstanding as of the date of this filing.

Change in Control

On January 18, 2009, Tai Pan Holding, Inc. will acquire 31,340,000 shares from William Tay in a private transaction. As the controlling stockholder of Tai Pan Holding, Inc., Kheng Siang Lee will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, William Tay resigned as an officer and director and appointed Kheng Siang Lee, Cheng Yu Wang, Hoon Leum Goh and Eng Seng Tan to the Board and which appointments are effective 10 days after mailing of this Information Statement.  Further, effective January 18, 2009, Kheng Siang Lee was also appointed Chief Executive Officer and President of the Company, Cheng Yu Wang was also appointed as Secretary and Chief Financial Officer of the Company, and Hoon Leum Goh was also appointed as Chief Operating Officer of the Company.

Prior to the sale, the Company had 31,340,000 shares of Common Stock outstanding.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of January 8, 2009, all activities of the Company have been conducted by the sole director and corporate officer of the Company from his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in January 11, 2008, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the incoming New Directors and executive officers of the Company, the principal offices and positions with the Company held by each person.  Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name

Age

Position(s)

Kheng Siang Lee

55

President, Chief Executive Officer and Director

Cheng Yu Wang

47

Secretary, Chief Financial Officer and Director

Hoon Leum Goh

58

Chief Operating Officer and Director

Eng Seng Tan

44

Director

Kheng Siang Lee, Director Nominee, President and Chief Executive Officer:

President/CEO and director of Gridlink Technologies, Inc, a Delaware corporation in US (the former entity of Tai Pan Holding, Inc), from 2007 to present.

Executive Director/ Executive Chairman of Oculus Limited, a public listed company in Singapore, from 2007 to 2008.

Executive Director of Enzer Corporation, a public listed company in Singapore, from 2007 to 2008.

CEO/Executive Chairman of Global Ariel Limited, a public listed company in Singapore, from 2003 to 2007.

Cheng Yu Wang, Director Nominee, Secretary and Chief Financial Officer:

CFO/Secretary and Director of Gridlink Technologies, Inc, a Delaware corporation in US (the former entity of Tai Pan Holding, Inc), from September 2007 to present.

CFO of Xtreme RF, Inc, a Nevada corporation in US, from May 2006 to September 2007

Accounting Manager of iQstore, Inc, a California Corp in US, from April 2005 to May 2006

Partner of Ko, Chen and Wang Accountancy Corporation, from May 2001 to April 2005.

Hoon Leum Goh, Chief Operating Officer:

Managing Director of TacPlas Property Services Pte Ltd, a Singapore company, from August 2007 to present.

Project Director of Sapphire Corporation, a public listed company in Singapore and General Manager of Caravelle Construction & Development Pte Ltd, a subsidiary of Sapphire, from 2004 to August 2007

Eng Seng Tan, Director Nominee:

Financial Controller of Himawari Hotel Apartments (formerly known as MiCasa Hotel Limited) in Phnom Penh, Cambodia, from 2001 to present.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICAPITAL ACQUISITION CORP.

By order of the Board of Directors

/s/ William Tay

Dated: January 8, 2009

______________________________

By: William Tay

Its:  President/CEO

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR

INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT

OR REQUIRED.